**EXHIBIT 4**

## NOVARTIS ADS DIRECT PLAN

### Article 1—Definitions

Capitalized terms used in this Plan shall have the meanings set forth in this Article 1. A pronoun in the masculine gender includes the feminine gender, and the singular includes the plural, unless the context clearly indicates otherwise.

*$*

References to "$" shall mean the lawful currency of the United States.

*Additional Investment*

"Additional Investment" shall have the meaning set forth in Section 3.1.

*Administrator*

The term "Administrator" shall mean the individual, bank, trust company or other entity appointed by Novartis from time to time to act as the Administrator of the Plan.

*ADR*

The term "ADR" shall mean an American Depositary Receipt in certificated form evidencing one or more ADSs.

*ADS*

The term "ADS" shall mean an American Depositary Share of Novartis representing the right to receive the established number of Ordinary Shares, as issued in accordance with the Deposit Agreement.

*Authorization Form*

The term "Authorization Form" shall mean the documentation required by the Administrator for enrollment in the Plan or at any other time as the Administrator may require to complete or update Plan records, a form of which is attached hereto as Exhibit A.

*Bank Account*

The term "Bank Account" shall mean an account at any bank, savings or other financial institution for which a Participant has provided an effective Electronic Funds Transfer Instruction to the Administrator.

*Board of Directors*

"Board of Directors" shall mean the board of directors of Novartis.

*Business Day*

The term "Business Day" shall mean any weekday on which the Administrator conducts normal business operations, exclusive of U.S. federal banking holidays.

*Deposit Agreement*

The term "Deposit Agreement" shall mean the deposit agreement among Novartis, the Depositary and the holders of ADSs, as amended, as in effect from time to time.

*Depositary*

The term "Depositary" shall mean Morgan Guaranty Trust Company of New York, as depositary, or any successor then serving as depositary under the Deposit Agreement, and, when referring to the "records of the Depositary," shall include any Person engaged by the Depositary as a transfer agent or other record keeper.

*Deposited Securities*

The term "Deposited Securities" as of any time shall mean all Ordinary Shares (or evidence of rights to receive Ordinary Shares) at such time deposited under the Deposit Agreement and any and all other Ordinary Shares, securities, property and cash received at any time by the Depositary or its agent in respect or in lieu of such deposited Ordinary Shares and other Ordinary Shares (or evidence of rights to receive Ordinary Shares), securities, property and cash at such time held under the Deposit Agreement.

*Dividend*

The term "Dividend" shall mean cash dividends paid on the ADSs.

*Dividend Reinvestment*

The term "Dividend Reinvestment" shall mean the purchase of ADSs with the Dividends received by the Administrator for Reinvesting Accounts.

*Electronic Funds Transfer Instruction*

The term "Electronic Funds Transfer Instruction" shall mean the documentation (currently set forth under Section "4" of the Authorization Form) that the Administrator shall require to be completed and received prior to taking electronic debits from and/or making electronic credits to a Bank Account.

*Exchange Act*

The term "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

*Independent Agent*

The term "Independent Agent" shall mean an agent independent of Novartis and its subsidiaries, who satisfies applicable legal requirements (including without limitation the criteria for an "agent independent of the issuer" as defined in Rule 100 of Regulation M and Rule 10b-18(a) promulgated under the Exchange Act) and who has been selected by the Administrator, pursuant to Section 14.3, to serve as an Independent Agent for purposes of making Open Market purchases and sales of ADSs for the Plan.

*Ineligible Funds*

The term "Ineligible Funds" shall mean as of any date, with respect to any Initial Investments, Additional Investments and Dividends received or held by the Administrator from or on behalf of any Participant, any portion of such funds which the Administrator is required to pay to such Participant pursuant to Section 3.5 as of such date.

*Ineligible Person*

The term "Ineligible Person" shall mean a Person whose country of residence, as certified to the Administrator for Plan purposes, is a country other than the United States, its territories and possessions.

*Initial Investment*

"Initial Investment" shall have the meaning set forth in Section 2.2-1.

*Investment Date*

The term "Investment Date" shall mean the date selected by the Independent Agent on which ADSs are purchased for the Plan with Initial Investments or Additional Investments.

*Market Purchase Price*

The term "Market Purchase Price" shall mean the weighted average price per ADS purchased in the Open Market for the Plan on the relevant Investment Date.

*Market Sale Price*

The term "Market Sale Price" shall mean the weighted average price per ADS sold in the Open Market for the Plan on the relevant sale date, minus the applicable transaction fee and the per ADS amount of commission charged to the subject Plan Account in effecting such sale.

*Novartis*

"Novartis" shall mean Novartis AG, a company incorporated under the laws of Switzerland.

*Novartis Purchase Price*

The term "Novartis Purchase Price" shall mean the average of the high and low sale prices per ADS (as published in the Wall Street Journal reports of the New York Stock Exchange Composite Transactions) on the date of the purchase, or, if the New York Stock Exchange is closed on that date, on the next day that the New York Stock Exchange is open.

*Open Market*

The term "Open Market" shall mean any securities exchange on which the ADSs are traded, the over-the-counter market or negotiated transactions, excluding negotiated transactions with Novartis or its related entities.

*Ordinary Shares*

The term "Ordinary Shares" shall mean the ordinary shares of Novartis of nominal value CHF 0.5 each, and shall include treasury Ordinary Shares.

*Participant*

The term "Participant" shall mean any person who has met the requirements of Sections 2.1 and 2.2-1 regarding enrollment and investment and has not revoked such elections.

*Payment Date*

The term "Payment Date" shall mean the date on which a Dividend is paid.

*Person*

The term "Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, estate or unincorporated organization residing in the United States, its territories or possessions.

*Plan*

"Plan" shall mean the Novartis ADS Direct Plan.

*Plan Account*

The term "Plan Account" shall mean, as to any Participant, the account maintained by the Administrator recording his Plan ADSs and any cash held by the Administrator pending investment for, or payment to, such Participant.

*Plan ADSs*

The term "Plan ADSs" shall mean, as to any Participant, all ADSs held in such Participant's name on the records of the Administrator and credited to his Plan Account, regardless of whether evidenced by one or more ADRs or evidenced solely by book-entry on the records of the Administrator.

*Prospectus*

The term "Prospectus" shall mean the prospectus contained in Novartis' registration statement filed with the SEC, including any information incorporated by reference into the Prospectus, with respect to the Plan at the time such registration statement becomes effective, or as may be amended or supplemented from time to time thereafter.

*Record Date*

The term "Record Date" shall mean the date established by the Board of Directors or the Depositary to determine Record ADS Holders for the purpose designated by the Board of Directors, such as entitlement to receive a Dividend.

*Record ADSs*

The term "Record ADSs" shall mean all ADSs shown on the records of the Depositary as owned by any Record ADS Holder other than the Administrator, in its capacity as Administrator, whether evidenced by ADRs or solely by book-entry on the records of the Depositary.

*Record ADS Holder*

The term "Record ADS Holder" shall mean the Person whose name and taxpayer identification or social security number, where applicable, are shown on the records of the Depositary as owning ADSs; *provided* that each Participant shall be deemed a Record ADS Holder with respect to the whole ADSs allocable to his Plan Account on the relevant record date for the purposes of determining voting entitlement in respect of the Deposited Securities represented by such ADSs, as provided in the Deposit Agreement.

*Reinvesting Account*

The term "Reinvesting Account" shall mean (a) all Plan Accounts other than a Plan Account for which the Participant has expressly elected not to participate in any Dividend Reinvestment, or (b) a Plan Account for which the Participant has not submitted an Electronic Funds Transfer Instruction, or (c) for which the most recently submitted Electronic Funds Transfer Instruction of the Participant is not valid or usable.

*Reinvestment Fund*

The term "Reinvestment Fund" shall mean the total amount of Dividends allocable to Reinvesting Accounts for a given Payment Date, less applicable withholdings and deductions required by law, and paid to the Administrator on behalf of such Reinvesting Accounts.

*SEC*

The term "SEC" shall mean the U.S. Securities and Exchange Commission.

*Transaction Request*

The term "Transaction Request" shall mean the form and/or documentation (including electronic and voice communications acceptable to the Administrator) that the Administrator shall require to be completed and received prior to a Participant's purchase, gift, sale or transfer of Plan ADSs, the provision of ADRs for ADSs held in book-entry form or termination of Plan participation.

**Article 2—Eligibility and Enrollment; Additional Investments**

**Section 2.1 Eligibility**

Any Person, whether or not a Record ADS Holder, may apply to participate in the Plan; subject to Novartis' right to deny, modify, suspend or terminate participation in the Plan by any Person. Notwithstanding any other provision of this Plan document, if the applicant is an Ineligible Person, his application will be denied and he will be so advised.

**Section 2.2 Enrollment**

**Section 2.2-1 General Procedure**

A Person may elect to participate in the Plan by completing and returning to the Administrator a completed Authorization Form, by first class mail, return receipt requested, and (a) in the case of a Record ADS Holder, submitting to the Administrator ten (10) or more ADSs in form acceptable to the Administrator, accompanied by such documentation and stock powers as the Administrator may require, or (b) in the case of any other Person, by making an Initial Investment of an amount equal to at least $500 but not to exceed $120,000, by personal check or money order payable to the Administrator (such initial cash payment is herein referred to as an "Initial Investment").

5

Any Person, other than a Participant, who has the authority to direct the voting and/or disposition of ADSs registered on the records of the Depositary, not in his name, but in the name of a third party bank, broker, nominee or trustee may enroll in the Plan by having a minimum of ten (10) ADSs re-registered in his own name and then following the Record ADS Holder procedure set forth in (a) above, or by following the procedure set forth in (b) above.

Upon receipt by the Administrator of a properly completed Authorization Form, and provided that enrollment procedures set forth above have been duly complied with, the Administrator shall establish a Plan Account for the Participant. Each Participant shall automatically have telephone and internet transaction privileges.

**Section 2.2-2 Plan Treatment of Record ADSs**

All Record ADSs acquired by a Participant outside of the Plan, before or after the establishment of his Plan Account shall not automatically be treated as Plan ADSs in such Participant's Plan Account, unless the enrollment procedures set forth in Section 2.2-1 above are met.

**Article 3—Additional Investments in ADSs**

**Section 3.1 Occasional or Ongoing Cash Payments**

A Participant may elect to make occasional or ongoing cash payments to the Plan for the purchase of additional Plan ADSs at any time or from time to time by personal check or money order payable to the Administrator or by electronic funds transfer in accordance with Section 3.2 (such optional cash payment is herein referred to as an "Additional Investment"); provided, however, that any personal check or money order must be accompanied by, and any electronic funds transfer must be preceded by, documentation acceptable to the Administrator. A Participant may instruct the Administrator to make such additional investments in writing by mail or, when internet facilities are available for such purposes, online through the website of the Administrator.

Any Participant who elects to make Additional Investments must invest at least $100 for any single investment. The sum of any Initial Investment plus all Additional Investments made by any Participant in any calendar year shall not exceed $120,000.

**Section 3.2 Automatic Monthly Bank Debits**

A Participant may elect to have Additional Investments transmitted to the Administrator via monthly electronic bank debits from his Bank Account. In order to authorize monthly bank debits, the Participant must either complete and return to the Administrator a valid, usable Electronic Funds Transfer Instruction by mail or authorize the Administrator to make such automatic monthly bank debits online through the website of the Administrator.

The first automatic monthly debit from a Participant's Bank Account will be initiated within six weeks from the date of the Administrator's receipt of such Participant's completed Electronic Funds Transfer Instruction. You must appropriately notify the Administrator by mail, online through the website of the Administrator or by telephone to change or terminate this automatic debit feature. A Participant will be required to deliver (by mail or through the Administrator's website) a new, completed, valid and usable Electronic Funds Transfer Instruction to the Administrator in order to change the Bank Account being debited. Changes to or termination of your participation in this automatic debit feature will be effected within three weeks from the date the Administrator receives your instructions for a change or cancellation to take effect.

In the case of ongoing Additional Investments, a Participant's Bank Account will be debited the fifteenth (15th) day of each month (or, if such day is not a Business Day, on the next Business Day), as directed by the Participant, and invested in ADSs within three (3) Business Days (or if the New York Stock Exchange is closed on that date, on the next day that the New York Stock Exchange is open), subject to any waiting periods required under applicable securities laws or stock exchange regulations.

In the event that at any time the designated electronic transfer route or Bank Account proves unusable for any reason, the Administrator shall so advise the Participant of the failed transmission and of the Administrator's resulting inability to execute the transaction requested. In the event that a debit fails because the Bank Account has insufficient funds to cover the requested debit, a separate fee shall be charged to the Participant per published fee schedules, and the Administrator shall so advise the Participant.

**Section 3.3 Pricing**

On each Investment Date, the Administrator shall cause an Independent Agent to:

(i) either purchase in the Open Market the whole number of ADSs; or

(ii) purchase from Novartis a number of Ordinary Shares to be deposited with the Depositary in order that the whole number of ADSs may be issued,

that is equal to (a) the amount of Initial Investment funds and/or Additional Investment funds received by the Administrator from Participants for investment on the relevant Investment Date, minus any Ineligible Funds, divided by, (b) in the case of Section 3.3(i), the Market Purchase Price or, in the case of Section 3.3(ii), the Novartis Purchase Price, for the relevant Investment Date.

The Administrator shall credit the Plan Account of each investing Participant for such Investment Date the Participant's proportionate interest in the number of ADSs so purchased. The total cost incurred by the Plan Account for this purchase will be the Market Purchase Price or the Novartis Purchase Price, as applicable, multiplied by the number of ADSs so credited.

**Section 3.4 Source of ADSs**

Under the Plan, the Independent Agent may purchase ADSs in the Open Market or purchase Ordinary Shares from Novartis for deposit with an authorized custodian bank in exchange for ADSs newly issued by the Depositary. Dividends paid with respect to Reinvesting Accounts, Initial Investments and Additional Investments shall be invested in ADSs purchased in the Open Market or in newly issued ADSs representing Ordinary Shares purchased from Novartis. Subject to certain regulatory restrictions, Novartis shall determine, from time to time, the source of ADSs used to fulfill requirements under the Plan.

Purchases and sales of ADSs in the Open Market or purchases of newly issued ADSs representing Ordinary Shares purchased from Novartis may be executed upon the terms and subject to the conditions respecting price and delivery as the Independent Agent determines to be appropriate.

### Section 3.5 Timing of ADS Purchases

The Administrator shall arrange with the Independent Agent to purchase ADSs for the Plan on each Investment Date. The Administrator shall cause the Independent Agent to use its best efforts to purchase ADSs for the Plan at least twice a week and to use its best efforts to invest Initial Investments and Additional Investments that are received by the Administrator within three (3) Business Days and to invest the Reinvestment Fund on the relevant Payment Date, except in each case where deferral is necessary to comply with applicable federal or state securities laws. Any Additional Investments and Initial Investments not invested in ADSs within thirty-five (35) days of receipt by the Administrator, and any Dividends not invested in ADSs within thirty (30) days of the relevant Payment Date, shall be promptly sent by first class mail to the relevant Participants or, in the case of Initial Investments, to the submitting Person at his address of record.

If, less than two (2) Business Days in advance of the Administrator's scheduled Investment Date, the Administrator receives an instruction to stop all or any portion of an Initial Investment or Additional Investment previously delivered to the Administrator, such funds will be invested in Plan ADSs for the Participant's Plan Account. If such request is received two (2) or more Business Days in advance of the Administrator's scheduled Investment Date, such funds shall not be invested in ADSs and shall be paid, without interest, to the Participant.

### Article 4—Share Deposit Management

### Section 4.1 "Book-Entry" Account

All ADSs purchased by the Administrator for the Plan and all Plan ADSs evidenced by book-entry on the records of the Administrator shall be registered on the records of the Depositary in the name of the Administrator or a nominee selected by the Administrator.

### Section 4.2 American Depositary Receipts

A Participant may, at any time or from time to time, request an ADR for all or any number of whole ADSs allocable to his Plan Account by instructing the Administrator by submitting a Transaction Request, online through the website of the Administrator or by telephone. All requests will be processed promptly by the Administrator, and in no event later than thirty (30) calendar days after the date on which the order is received, except where deferral is necessary under applicable state laws or regulations. The Administrator shall promptly mail the requested ADR(s), registered in the same name as the Participant's Plan Account, by first class mail to such Participant at his address of record. If the ADR is to be issued in a name other than the name specified in a Participant's Plan Account, the signature of the Participant requesting the issuance of the ADR must be guaranteed by a bank or broker participating in the Medallion Guarantee program. Plan ADSs evidenced by ADRs issued to a Participant shall be registered on the records of the Depositary in the name of the Participant.

### Section 4.3 ADR Safekeeping

A Participant may at any time submit ADRs evidencing ADSs for safekeeping by the Administrator by registered mail, return receipt requested, together with written instructions to deposit such ADRs in such Participant's Plan Account. ADRs so submitted to the Administrator for deposit to the Plan shall be credited to the Participant's Plan Account and evidenced by book-entry on the records of the Administrator.

**Section 4.4 Deposits of Additional ADSs**

After enrollment, a Participant may deposit any number of additional Record ADSs over which he has dispositive authority into his existing Plan Account by transferring such Record ADSs into his Plan Account, accompanied by such documentation and stock powers as the Administrator may require.

After enrollment, a Participant, who has the authority to direct the voting and/or disposition of ADSs registered on the records of the Depositary, not in his name, but in the name of a third party bank, broker, nominee or trustee may deposit additional Record ADSs to his Plan Account by first having the Record ADSs re-registered in his own name and then transferring such Record ADSs into his Plan Account, accompanied by such documentation and stock powers as the Administrator may require.

**Article 5—Tracking Your Investments; Account Statements**

The Administrator shall send to each Participant an annual written statement reflecting the number of Plan ADSs held in his Plan Account and all Plan Account activity during the relevant calendar year. After each transaction, the Administrator shall also send written statements to each Participant. Participants may request duplicate statements at any time by contacting the Administrator.

**Article 6—Shareholder Rights and Privileges**

**Section 6.1 Participants as Shareholders**

Each Participant shall be deemed a Record ADS Holder with respect to the whole ADSs allocable to his Plan Account.

**Section 6.2 Communications and Voting**

The Administrator shall mail to each Participant notices of meetings, proxy forms and other communications distributed to holders of ADSs. Each Participant shall be entitled to act as proxy for the Depositary to attend, vote and speak at meetings of Novartis in respect of all Deposited Securities (including Ordinary Shares) represented by the whole ADSs that are allocable to the Plan Account of such Participant as of the relevant record date for the purposes of determining voting entitlement. Each Participant may attend, vote and speak at such meetings or appoint any other person, including the Administrator or the Depositary, as its substitute proxy to vote on its behalf. Neither the Administrator nor the Depositary shall exercise any discretion as to voting on behalf of a Participant except pursuant to a valid proxy from such Participant.

**Section 6.3 Solicitation**

Solicitation of the exercise of Participants' voting rights under a proxy or consent provision applicable to all beneficial holders of Ordinary Shares shall be permitted. Solicitation of the exercise of Participants' tender or exchange offer rights shall also be permitted. The Administrator shall notify Participants of each occasion for the exercise of their voting rights or rights with respect to a tender offer or exchange offer within a reasonable time before such rights are to be exercised. Such notification shall include all information distributed to Record ADS Holders regarding the exercise of such rights.

**Article 7—Dividends**

**Section 7.1 Dividend Reinvestment**

Absent instructions to the contrary, all Dividends allocable to a Participant's Plan ADSs will be reinvested in additional ADSs and credited as Plan ADSs to his Plan Account. A Participant may change his Dividend Reinvestment election by notifying the Administrator by mail, online through the website of the Administrator or by telephone and instructing the Administrator to reinvest all, a portion or none of the Dividends allocable to such Participant's Plan ADSs. A Participant's Dividend Reinvestment instructions will be effective commencing from the following Payment Date; provided that such instructions are received by the Administrator at least two (2) Business Days before the applicable Record Date.

On or before each Payment Date, pursuant to its established practice, the Depositary shall remit to the Administrator the Reinvestment Fund for investment on behalf of Reinvesting Accounts in ADSs purchased pursuant to the Plan. The Administrator shall cause an Independent Agent to:

 (i) either purchase in the Open Market the whole number of ADSs; or

 (ii) purchase from Novartis a number of Ordinary Shares to be deposited with the Depositary in order that the whole number of ADSs may be issued,

that is equal to (a) the amount of the Reinvestment Fund for the relevant Payment Date divided by (b), in the case of Section 7.1(i), the Market Purchase Price or, in the case of Section 7.1(ii), the Novartis Purchase Price, applicable to the Dividend Reinvestment for the relevant Payment Date.

The Administrator shall credit to each Reinvesting Account the relevant Participant's proportionate interest in the ADSs so purchased within 30 calendar days of the Payment Date. The total cost incurred by the Reinvesting Account for this purchase will be the Market Purchase Price or Novartis Purchase Price, as applicable, multiplied by the number of ADSs so credited.

**Section 7.2 Dividend Payment Method**

A Participant may elect to have the Dividends allocable to all or a portion of his Plan ADSs sent by electronic funds transfer to his Bank Account by completing, signing and returning to the Administrator a valid, usable Electronic Funds Transfer Instruction or by authorizing such transfer online through the website of the Administrator. Such election will be initiated within six weeks from the date the Administrator receives your instructions.

A Participant will be required to deliver (by mail or through the Administrator's website) a new, completed, valid and usable Electronic Funds Transfer Instruction to the Administrator in order to change the Bank Account being credited. Any such change in Bank Accounts will be effected within three weeks from the date the Administrator receives your instructions for such change.

In the event that the designated electronic funds transfer route or Bank Account identification proves unusable for any reason, the Administrator shall mail a check for the subject Dividend by first class mail to the Participant's address of record with an advice of the failed transmission and of the resulting inability to execute the deposit of Dividend funds. Thereafter, until the Participant provides a valid, usable Electronic Funds Transfer Instruction, all Dividends allocable to the subject Plan ADSs shall be reinvested in additional ADSs, and the relevant Plan Account shall be deemed a Reinvesting Account. Except as described in this Section 7.2, Dividends allocable to Plan ADSs will be paid by check.

Subject to the provisions in Section 7.1, in order to be effective for a particular Dividend, a request to change a Dividend payment method must be received by the Administrator no later than two (2) Business Days before the relevant Record Date.

**Section 7.3 Payment of Dividend After Termination of Plan Account**

Dividends that are allocable to a Participant's Plan ADSs after termination of such Participant's Plan Account will not be reinvested, but will be remitted to the Participant via check by first class mail at his address of record or, where electronic funds transfer was the Dividend payment method under the terminated Plan Account, via electronic funds transfer.

**Section 7.4 Record Date and Instructions to Transfer**

If (a) the Administrator receives an instruction for the transfer of Plan ADSs on or after a Record Date but before the related Payment Date, or (b) a transfer occurs on or after, a Record Date but before the related Payment Date, any such transfer shall be processed without Dividend rights to the transferee of the shares. As soon as practicable following the receipt of Dividends allocable to such Plan ADSs, the Administrator shall, in accordance with the transferor Participant's applicable Dividend payment method, either (a) reinvest the Dividend, or (b) remit the Dividend to the transferor by check by first class mail at his address of record or, where electronic funds transfer was the Dividend payment method under the terminated Plan Account, via electronic funds transfer.

**Section 7.5 Record Date and Termination of Plan Participation**

If the Administrator receives a request to terminate a Participant's participation in the Plan and the request is received on or after a Record Date but before the related Payment Date, the termination shall be processed promptly and the Plan ADSs transferred to the Participant as Record ADSs. As soon as practicable following the receipt of Dividends allocable to the transferred Plan ADSs, the Administrator, in accordance with the terminating Participant's applicable Dividend payment method, shall arrange to transmit the Dividend to the Participant via check by first class mail at his address of record or, where electronic funds transfer was the Dividend payment method under the terminated Plan Account, via electronic funds transfer. Record ADSs will not be eligible for Dividend Reinvestment unless and until the Record ADS Holder again enrolls in the Plan.

**Article 8—ADS Splits, Split of Ordinary Shares and Other Distributions**

In the event of an in-kind distribution of ADSs or a split of ADSs, each Plan Account will be credited with the appropriate number of additional ADSs that represents the subject Participant's proportionate interest in the ADSs after such in-kind distribution or split.

In the event of an in-kind distribution of Ordinary Shares or split of the Ordinary Shares, the Administrator shall either (i) credit to each Plan Account the appropriate number of ADSs that represents the subject Participant's proportionate interest in the Ordinary Shares after such in-kind distribution or split, or (ii) cause the subject Participant's Plan ADSs to represent a proportionate interest in such additional Ordinary Shares that are distributed in connection with such in-kind distribution or split.

Any ADSs distributed as an in-kind distribution, split of ADSs or as a result of a split of the Ordinary Shares shall be credited to Plan Accounts and evidenced by book-entry on the records of the Administrator.

Any rights distributed in respect of the Ordinary Shares or other Deposited Securities, which are made available to the holders of the ADSs pursuant to the Deposit Agreement, shall be allocated to the Plan Accounts of the respective Participants in proportion to the number of Plan ADSs held in their Plan Accounts. If any such rights are not made available to the holders of the ADSs and are instead disposed of pursuant to the Deposit Agreement, the proceeds of such disposition shall be allocated among and distributed to the Participants in the same manner. All communications in respect of such rights shall be distributed to the Participants pursuant to Section 6.2. The Administrator may establish additional administrative procedures for such rights as may be required.

**Article 9—Sales of ADSs**

**Section 9.1 Sale Requests**

A Participant may request, at any time, that all or any number of the whole ADSs allocable to his Plan Account be sold by calling the Administrator, by delivering to the Administrator a properly completed Transaction Request or by submitting a sale request online through the Administrator's website. A Participant may authorize sale instructions by telephone or through the Administrator's website for a maximum amount, at the then current market value, of $10,000 of ADSs. Sale instructions in excess of $10,000 must be in writing and must be guaranteed by a bank or broker participating in the Medallion Guarantee program.

If a sale instruction, whether in writing by mail, through the internet or by telephone, is received by the Administrator by 12:00 p.m., Eastern Standard Time, on a Business Day, such sale instruction will be forwarded to the Independent Agent for execution on the same day (or if the New York Stock Exchange is closed on that date, on the next day that the New York Stock Exchange is open). A sale instruction, whether in writing by mail, through the internet or by telephone, that is received by the Administrator after 12:00 p.m., Eastern Standard Time, on a Business Day will be forwarded to the Independent Agent for execution on the next Business Day that the New York Stock Exchange is open.

The Administrator shall cause the Independent Agent to sell ADSs allocable to any Plan Account as soon as practicable following the Administrator's receipt of a direction from a Participant to do so, in accordance with general commercial law, stock transfer requirements and federal and state securities laws.

### Section 9.2 Pricing

As soon as practicable following the receipt of proceeds from any resulting sale (but no later than fifteen (15) Business Days following receipt by the Administrator of the sale instructions from the Participant), the Administrator shall mail by first class mail to such Participant at his address of record a transaction notice and a check for the Market Sale Price for the relevant sale date multiplied by the number of ADSs so sold.

### Section 9.3 Cancellation of Instructions to Sell

In order to be effective, an instruction canceling or modifying a previously received request to sell Plan ADSs must be received by the Administrator no later than the same Business Day on which the original request was received.

### Article 10—Transfers of ADSs

### Section 10.1 Transfers to Another Plan Account

A Participant may, at any time, request to transfer to the Plan Account of any Participant (a) any number of Plan ADSs allocable to such Participant's Plan Account (provided that fractional Plan ADSs may be transferred only in connection with the termination of the transferor's Plan Account) or (b) any number of Record ADSs over which the transferor Participant has dispositive authority. All shares so transferred shall be credited to the transferee Plan Account and evidenced by book-entry on the records of the Administrator.

A Participant may instruct the Administrator to effect such transfer by forwarding to the Administrator a completed Transaction Request and any other documentation required by the Administrator by mail. Transfer instructions must be in writing and must be guaranteed by a bank or broker participating in the Medallion Guarantee program. The Administrator shall deliver a transaction notice to each such transferor and transferee advising of the subject transfer.

### Section 10.1-1 Transferee Already a Participant

If the transferee is already a Participant as of the date on which Plan ADSs are to be credited under this Section 10.1 to his Plan Account, the payment of Dividends allocable to such transferred Plan ADSs shall be made according to the method then in effect with respect to the transferee's Plan Account.

### Section 10.1-2 Transferee Not Yet a Participant

If the transferee is not already a Participant as of the date of transfer, the Administrator shall open a Plan Account in the name of the transferee using the information provided by the transferor, and the Administrator shall send the transferee a Prospectus and any related documentation as soon as reasonably practicable. Such transferee will be required to complete an Authorization Form and any other documentation required by the Administrator. Absent direction to the contrary from the transferee, such transferee's Plan Account shall be a Reinvesting Account.

### Section 10.2 Transfers Outside the Plan

A Participant may request, at any time, that all or any number of Plan ADSs allocable to his Plan Account be withdrawn from the Plan and transferred outside of the Plan, as Record ADSs, to any Person. A Participant may instruct the Administrator to effect such transfer by forwarding to the Administrator a completed Transaction Request and any other documentation required by the Administrator by mail. Transfer instructions must be in writing and must be guaranteed by a bank or broker participating in the Medallion Guarantee program. If the transferee is the Participant or another Participant in the Plan, the Record ADSs must be registered in a different name from that of such Participant's Plan Account.

The Administrator shall promptly mail by first class mail to such Participant at his address of record evidence of the Record ADSs being transferred as a result of such request. Fractional Plan ADSs may not be transferred outside the Plan; fractional ADSs will be liquidated in connection with the termination of the transferor's Plan Account.

### Section 10.3 Cancellation of Instructions to Transfer

In order to be effective, an instruction canceling or modifying a previously received request to transfer Plan ADSs must be received by the Administrator no later than the same Business Day on which the original request was received.

### Article 11—Termination of Your Account

### Section 11.1 Voluntary Withdrawal by Participant

A Participant may request, at any time, that all Plan ADSs allocable to his Plan Account be withdrawn from the Plan and that his Plan Account be terminated. A Participant may request to terminate his participation in the Plan by mail, online through the Administrator's website or by calling the Administrator. Termination requests by a Participant will be processed on the day that such request is received by the Administrator or on the next Business Day.

If a Participant requests to terminate his participation in the Plan, the Administrator shall, unless otherwise instructed, issue to the Participant, an ADR representing all whole ADSs allocable to such Participant's Plan Account. Fractional Plan ADSs will be liquidated, and a check for their cash value, determined by proration of the Market Sale Price for the relevant sale date multiplied by the number of ADSs sold, will be remitted to the Participant by first class mail at his address of record, together with evidence of the number of whole ADSs previously allocable to such Plan Account.

### Section 11.2 Termination of a Plan Account by the Administrator

A Plan Account must either contain at least ten (10) ADSs or contain ADSs worth at least $500. If a Plan Account contains fewer than ten (10) whole ADSs and such ADSs are worth less than $500, the Plan Account may be terminated by the Administrator in its sole discretion if, within three (3) months after written notice is mailed to the Participant at his address of record, such Participant fails to invest such additional funds as may be needed to achieve the ten (10) whole ADSs or ADSs worth at least $500 minimum ownership.

Upon such termination, the Administrator shall, unless otherwise instructed, issue an ADR representing all whole ADSs allocable to the subject Plan Account to the Participant, and such ADSs shall cease to become Plan ADSs and shall become Record ADSs. Fractional Plan ADSs will be liquidated, and a check for their cash value, determined by proration of the Market Sale Price for the relevant sale date multiplied by the number of ADSs sold, will be remitted to the Participant by first class mail at his address of record, along with a notice of such termination and evidence of the number of whole ADSs previously allocable to such Plan Account.

### Section 11.3 Sale of ADSs Upon Plan Account Termination

In the event that a Participant advises the Administrator of his desire to sell or transfer all or a portion of the ADSs allocable to his Plan Account upon the termination of his Plan Account (whether by the Administrator or voluntarily by the Participant), he may do so pursuant to the relevant provisions of Article 9 or Article 10.

### Article 12—Investment Procedures and Accounting

### Section 12.1 Commingling of Assets

For the purpose of making, or causing to be made, purchases and sales of ADSs for the Plan, the Independent Agent shall be entitled to commingle a Participant's funds or the ADSs held on behalf of a Participant with the funds or ADSs, respectively, held on behalf of all other Participants.

### Section 12.2 No Interest

No interest shall be paid on (a) Initial Investments, Additional Investments or Reinvestment Funds held pending investment or return to the relevant Participant or submitting Person, as the case may be, or (b) sale proceeds pending payment to the relevant Participant.

### Section 12.3 Interrupted Investment Activity

In the event that any securities exchange upon which ADSs are traded shall be closed for more than two (2) consecutive Business Days and this closure impairs or precludes the Administrator's ability to comply with the purchase and sale requirements set forth above, the timing requirements of Section 3.5 and Article 9 shall be waived for the period of such closure, and the Administrator shall resume its investment activities for the Plan promptly upon the reopening of such exchange.

### Section 12.4 Fractional Plan ADSs

Fractional Plan ADSs shall in all cases be evidenced solely by book-entry on the records of the Administrator. Fractional Plan ADSs will not have voting rights but will accrue Dividends on a proportionate basis. Fractional Plan ADSs will not be liquidated except upon termination of a Plan Account (whether by the Administrator or voluntarily by the Participant) or the termination of the Plan. Upon such termination, a check for the value of the fractional Plan ADSs determined by proration of the Market Sale Price for the relevant sale date multiplied by the number of ADSs sold, minus applicable withholdings and deductions as may be required by law, will be remitted to the Participant by first class mail at his address of record.

### Section 12.5 Telephone Calls

In the interests of security and quality control, telephone calls between any Person or Participant and the Administrator or Novartis may from time to time be recorded.

**Article 13—Plan Administration**

**Section 13.1 Rules and Regulations**

The Administrator may from time to time adopt such administrative rules and regulations concerning the Plan as it deems necessary or desirable for the administration of the Plan. Novartis shall have the power and authority to interpret the terms and the provisions of the Plan and shall interpret and construe the Plan and reconcile any inconsistency or supply any omitted detail in a manner consistent with the general terms of the Plan and applicable law.

**Section 13.2 Costs**

All brokerage fees and expenses associated with establishing Plan Accounts, ADS purchases, costs of mailings materials and administration of the Plan shall be paid by Novartis. Brokerage commissions on sales, applicable taxes and certain other Plan fees and charges incurred in connection with transactions under the Plan shall be borne by the Participants, pursuant to a fee structure adopted by Novartis from time to time and described in the Prospectus and/or related marketing documentation. Novartis may change the fees and expense structure of the Plan at any time and from time to time upon thirty (30) calendar days' prior notice to Participants.

**Section 13.3 No Control**

All purchases and sales of ADSs shall be made in accordance with the terms and conditions of the Plan. None of Novartis, the Administrator (unless it is an Independent Agent) or any Participant shall have any authority or power to direct the time or price at which ADSs may be purchased or sold or the markets on which such shares are to be purchased or sold (including on any securities exchange, in the over-the-counter market or in negotiated transactions). In addition, neither Novartis nor the Participant shall have any authority or power over the selection of the broker or dealer through or from whom transactions may be made.

**Section 13.4 Modification or Termination of the Plan by Novartis**

Novartis may at any time and from time to time upon thirty (30) calendar days' prior notice to Participants, at its sole option, modify, amend or terminate the Plan, in whole, in part or in respect of Participants in one or more jurisdictions; provided, however, no such amendment shall result in a distribution to Novartis of any amount credited to the Plan Account of any Participant.

Upon complete termination of the Plan, the ADSs held in the Plan Accounts of each Participant (or in the case of partial termination of the Plan, the Plan Accounts of each affected Participant) shall be transferred to the Participants as Record ADSs. The Administrator shall send each affected Participant prior written notice of such Plan termination or Plan Account termination and of the transfer of Plan ADSs to the Participants as Record ADSs. Fractional Plan ADSs shall be liquidated, and their cash value as determined by proration of the Market Sale Price for the relevant sale date multiplied by the number of ADSs sold, minus applicable withholdings and deductions as may be required by law, will be remitted to the Participant by first class mail at his address of record. Dividends paid thereafter on Record ADSs shall be transmitted via check or, where electronic funds transfer was the Dividend payment method for the terminated Plan Account, via electronic funds transfer to the affected Participant.

**Section 13.5 Sale Upon Plan Termination**

In the event that a Participant advises the Administrator of his desire to sell or transfer all or a portion of the ADSs allocable to his Plan Account upon termination of the Plan, as a whole or in part, he may do so pursuant to the relevant provisions of Article 9 or Article 10.

**Article 14—Administrator; Independent Agent; Nominee**

**Section 14.1 Selection of an Administrator**

The Administrator shall be appointed by Novartis, which appointment may be revoked by Novartis at any time. The Administrator may resign at any time upon 180 days' notice to Novartis. In the event that no Administrator is appointed, Novartis shall be deemed to be the Administrator for purposes of the Plan. Morgan Guaranty Trust Company of New York shall be the initial Administrator. The appointed or elected officers of Novartis shall make such arrangements regarding compensation of the Administrator and reimbursement of expenses as they may from time to time deem reasonable and appropriate.

**Section 14.2 Authority and Duties of Administrator**

The Administrator shall have the authority and responsibility to control and manage aspects of the operation and administration of the Plan that are denoted herein as its responsibility and such other aspects of operation and administration of the Plan as may be determined by Novartis from time to time. The Administrator shall have the power and the duty to take all actions and to make all decisions necessary or proper to carry out its responsibilities under the Plan, but in no event shall the Administrator vote or dispose of shares except at the direction of Participants or as otherwise expressly provided in the Plan. Notwithstanding any other provision of the Plan, the Administrator shall not be liable for its inability to buy or sell ADSs on behalf of the Plan as a result of the closure of one or more of the markets on which the ADSs are traded.

**Section 14.3 Selection of Independent Agent**

The Independent Agent serving in such capacity pursuant to the Plan shall be selected by the Administrator. The Administrator may serve as the Independent Agent, provided that it meets the requirements set forth in the Plan definition of Independent Agent. The Administrator shall make arrangements and enter into agreements with the Independent Agent in connection with the activities contemplated by the Plan.

**Section 14.4 Authority and Duties of Independent Agent**

The Independent Agent shall have the authority and responsibility to control and manage the aspects of the operation and administration of the Plan which are denoted herein as its responsibility and as may be determined by the Administrator from time to time. The Independent Agent shall have the power and the duty to take all actions and to make all decisions necessary or proper to carry out its responsibilities under the Plan.

**Section 14.5 Selection of Nominee**

Plan ADSs evidenced by book-entry on the records of the Administrator shall be registered on the records of the Depositary in the name of the Administrator or a nominee selected by the Administrator; provided that each Participant shall be deemed a Record ADS Holder with respect to the whole ADSs allocable to his Plan Account on the relevant record date for the purpose of determining voting entitlement in respect of the Deposited Securities represented by such ADSs, as provided in the Deposit Agreement. Any nominee selected by the Administrator must be a Person controlled by the Administrator, with no other duties or responsibilities except to serve as nominee for the Plan ADSs so registered.

### Section 14.6 Authority and Duties of Nominee

Any nominee used by the Administrator to serve as the Record ADS Holder of any ADSs shall take no action except at the direction of the Administrator and shall have no independent authority or responsibility with respect to such shares. In no event shall a nominee have the right to vote or to dispose of the ADSs registered in its name, except upon receipt of proper instruction from the Administrator reflecting actions directed by Participants in accordance with their rights under Sections 6.1 and 6.2 or as otherwise expressly provided in the Plan.

### Article 15—Miscellaneous Provisions

### Section 15.1 Governing Law

The Plan shall be construed, regulated and administered under the laws of the State of New York.

### Section 15.2 Agreement by Participants

Each Participant, as a condition of participation herein, for himself, his heirs, devisees, legatees, executors, administrators, legal representatives and assigns, approves and agrees to be bound by the provisions of the Plan and any subsequent amendments hereto and all actions of Novartis, the Administrator and the Independent Agent hereunder.

### Section 15.3 Headings

The headings and subheadings in this instrument are inserted for convenience and reference only and are not to be used in construing the Plan or any provision thereof.

### Section 15.4 Absence of Guarantee

None of Novartis, the Administrator, the Independent Agent or their subsidiaries, directors, officers, affiliates, employees or agents in any way (a) guarantees the Plan against loss or depreciation nor the payment or amount of any future Dividends on ADSs or (b) shall be liable to any Participant with respect to the price or performance of the ADSs held for the Plan unless otherwise required by law.

### Section 15.5 Liability

None of Novartis, the Administrator or the Independent Agent or their subsidiaries, directors, officers, affiliates, employees or agents shall be liable under the Plan for any act performed in good faith or for any good faith omission to act including, without limitation, any claims for liability arising out of (a) the failure to terminate a Plan Account upon a Participant's death absent valid transfer instructions pertaining to the ADSs allocable to the subject Plan Account or (b) the price at which ADSs are purchased or sold for Plan Accounts and the time such purchases or sales are made.

### Section 15.6 No Assignment

Plan ADSs evidenced by book-entry on the records of the Administrator may not be assigned or pledged.

### Section 15.7 Notices

Any notice or certificate that by any provision of the Plan is required to be given by the Administrator or Novartis to the Participant shall be in writing and shall be deemed to have been sufficiently given for all purposes by being deposited postage prepaid in a post office letter box addressed to the Participant at his or her address as it last appeared on the Administrator's records.

Any notice, instruction, request or election that by any provision of the Plan is required or permitted to be given or made by the Participant to the Administrator shall be addressed as follows:

If in writing, to:

Novartis ADS Direct Plan
c/o Morgan Guaranty Trust Company of New York
P.O. Box 842006
Boston MA 02284-2000

If by telephone, toll-free, at 1-877-816-5333.

If by e-mail through the Administrator's website at www.adr.com/shareholder.

Effective Date: May 11, 2001



## NOVARTIS ADS DIRECT PLAN AUTHORIZATION FORM

### 1. ACCOUNT REGISTRATION

| **Single/Joint Account** | **Custodial Account** | **Trust Account** |
|---|---|---|
| Joint Account will be presumed to be joint tenants with right of survivorship unless restricted by applicable state law or otherwise indicated. Only one Social Security Number is required. | A minor is the beneficial owner of the account with an adult custodian managing the account until the minor becomes of age, as specified in the Uniform Gifts or Uniform Transfers to Minors Act in the minor's state of residence. | Account is established in accordance with the provisions of a trust agreement. |

| | | |
|---|---|---|
| Name | Custodian's Name | Trust Name or Beneficiary |
| Joint Owner Name (if any) | Minor's Name | Trustee Name |
| Joint Owner Name (if any) | Minor's State of Residence | Date of Trust |

**Account Address**

| | | | |
|---|---|---|---|
| Street and Number | City | State | Zip Code |

**Social Security Number** /__/__/__/ - /__/__/ - /__/__/__/__/ (Should be that of the minor for a Custodial Account)

**Tax I.D. Number**/__/__/ - /__/__/__/__/__/__/__/__/__/__/__/__/ (if applicable).

**Daytime Telephone Number:** _____ (In the event we have any questions about the information on this form)

### 2. INITIAL INVESTMENT

The minimum initial investment for enrollment is $500 or ten (10) ADSs. Please mark the appropriate box:

☐ Check enclosed $_____. Please make payable to: Morgan Guaranty Trust Company of New York—Novartis.

☐ Number of book-entry ADSs to be transferred: _____, from book-entry account number _____ at Morgan Guaranty Trust Company of New York. Please enclose a copy of your book-entry account statement if you are unable to provide your account number.

☐ Number of ADR(s) enclosed for deposit: _____. ADR(s) for deposit should be enclosed and sent to Morgan Guaranty by registered mail, return receipt requested, and insured through the Post Office for at least 2% of the market value of the underlying ADSs (minimum $20) at the time of mailing. ADR(s) should not be signed unless a change of registration is requested.

### 3. DIVIDEND ELECTION

You may choose to reinvest all, some or none of your Novartis dividends in the Plan. Please make your dividend election by marking *one* of the boxes below. If you do not select a dividend option, then **Full Dividend Reinvestment** will be assumed.

*Please enroll this account as follows:*

☐ **Full Dividend Reinvestment:** I (We) wish to reinvest all dividends to purchase additional ADSs.

☐ **Dividend Payment Option By Check:** I (We) wish to receive dividends via check by first-class mail for _____% of my (our) ADSs and to reinvest any remaining dividends to purchase additional ADSs.

☐ **Electronic Dividend Payment Option:** I (We) wish to receive dividends electronically for _____% of my (our) ADSs and to reinvest any remaining dividends to purchase additional ADSs. *(Please complete the Electronic Funds Transfer Authorization Section on the reverse. Failure to complete this information will result in full dividend reinvestment.)*

***IF YOU SELECT THE ELECTRONIC DIVIDEND OPTION, YOU <u>MUST</u> COMPLETE <u>SECTION 4</u> ON THE REVERSE SIDE OF THIS FORM***

**PLEASE BE SURE TO COMPLETE AND SIGN SECTION 5 ("AUTHORIZATION") ON THE REVERSE SIDE OF THIS FORM.**

## 4. AUTOMATIC MONTHLY BANK DEBIT OPTION/ELECTRONIC DIVIDEND PAYMENT OPTION

*Electronic Dividend Payment Option:*
If you selected the Electronic Dividend Payment Option in Section 3 on the front side of this form, you must complete the *Banking Information* section below.

*Automatic Monthly Bank Debit:*
You may authorize monthly deductions from your checking or savings account for the purchase of additional ADSs. To do so, please note the monthly dollar amount to be deducted on the 15th of each month (minimum monthly amount of $100; maximum annual amount of $120,000). Complete the *Banking Information* section below.

☐  I authorize $_____ (minimum monthly amount: $100; maximum annual amount: $120,000) to be deducted from my checking or savings account on the 15th of each month.

*Banking Information:*
You may use either a checking or savings account for the above transactions. Please choose *one*.

☐  Checking Account—*Please enclose a voided check*
☐  Savings Account—*Please enclose a pre-printed deposit slip containing account information*

*Authorization for Electronic Transactions:*
I/(We) hereby authorize the administrator, Morgan Guaranty Trust Company of New York, to make automatic electronic deposits of dividends to the checking or savings account indicated and/or to make automatic monthly transfers of funds from said account in the amount stated, which will be used to purchase ADSs for deposit into my/(our) Novartis ADS Direct Plan account.

| | | | |
|---|---|---|---|
| Signature—Primary Owner | Date | Signature—Joint Owner (required) | Date |

**YOU MUST ENCLOSE EITHER A VOIDED CHECK OR A PRE-PRINTED SAVINGS DEPOSIT SLIP FOR EITHER OF THE ELECTRONIC DIVIDEND PAYMENT OR AUTOMATIC MONTHLY INVESTMENT OPTIONS.**

## 5. AUTHORIZATION

I (We) hereby authorize Morgan Guaranty as my (our) Agent, under the terms and conditions of the Novartis ADS Direct Plan, as described in the Prospectus of the Plan that I (we) received with this form, to receive any dividends and cash payments and apply them to the purchase of ADSs as indicated above.

**Under penalties of perjury, I also certify the following:**
The Social Security number or Tax I.D. number provided above is correct. I am not subject to backup withholding either because: (a) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of the failure to report all interest or dividends; or (b) the IRS has notified me that I am no longer subject to backup withholding.

**Check here *only* if applicable:**
☐  I have been notified by the IRS that I am subject to backup withholding because of underreporting of interest or dividends on my tax returns.

**Signature(s)**
(All joint owners must sign)

| | | | |
|---|---|---|---|
| Signature—Primary Owner | Date | Signature—Joint Owner (required) | Date |

This form, when completed and signed, should be mailed with your check, money order or ADRs to:

Novartis ADS Direct Plan
c/o Morgan Guaranty Trust Company of New York
P.O. Box 842006
Boston, MA 02284-2006

Thank you for your investment in Novartis. If you have any questions, please call Morgan Guaranty Trust Company of New York toll-free at 1-(877) 816-5333.

**NO INTEREST WILL BE PAID ON FUNDS HELD PENDING INVESTMENT**

# ELECTRONIC FUNDS TRANSFER AUTHORIZATION

## PLEASE COMPLETE THE INFORMATION BELOW FOR
### *ELECTRONIC DEPOSIT OF DIVIDENDS*
### *AND/OR*
### *AUTOMATIC MONTHLY ELECTRONIC DEDUCTIONS*

PLEASE PRINT ALL ITEMS:

1.  Type of Electronic Funds Transfer (you may select either one or both options below):

    ☐ Electronic Deposit of Dividends
    ☐ Automatic Monthly Electronic Deductions—Amount of Monthly Deduction       $/___/___/___/___/___/-/___/___/
    Date of Deduction: the 15th of each month
    *(if the 15th falls on a non-business day, the deduction will be made on the following business day).*

2.  Type of Account: ☐ Checking          ☐ Savings

    /___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/
    Bank Account Number *(see example below)*

    /___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/
    Name on Bank Account *(see example below)*

    /___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/
    Financial Institution *(see example below)*

    /___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/
    Branch Name

    /___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/
    Branch Street Address

    /___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/
    Branch City, State and Zip Code

6.  /___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/___/
    ABA Number *(see example below)*

*Please enclose a copy of a VOIDED check or a savings deposit slip to verify banking information.*

I (We) hereby authorize the plan administrator, Morgan Guaranty Trust Company of New York, to make electronic deposits of dividends to the checking or savings account indicated and/or to make automatic monthly electronic deductions from said account in the amount stated, which will be used to purchase additional ADSs of Novartis for deposit into my (our) Novartis ADS Direct Plan Account.

Signature(s) _____

Date: _____ Daytime Phone Number: _____

| | | |
|---|---|---|
| Name on—<br>Bank<br>Account | JOHN A. DOE<br>MARY B. DOE<br>123 YOUR STREET<br>ANYWHERE, U.S.A. 12345 | _____, 20____ |
| | | 03-050<br>――――<br>870 |
| | PAY TO THE<br>ORDER OF  **Morgan Guaranty Trust Company of New York—Novartis** | $ |
| | | DOLLARS |
| | First National Bank<br>of Anywhere<br>123 Main Street<br>Anywhere, U.S.A. 12346 | |
| Financial<br>Institution<br>and Branch<br>Information | For | SAMPLE (NON-<br>NEGOTIABLE) |
| | 07600011          123456789 | |
| | ABA Number          Bank Account Number | |